February 7, 2006



Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention: Rolaine Bancroft


                  Re:      The National Collegiate Funding LLC
                           Registration No. 333-128413
                           Request for Acceleration


Ladies and Gentlemen:

         In accordance with Rule 461, we request that the Commission, pursuant to its authority under Section 8(a) of the Securities Act of 1933, as amended, accelerate the effectiveness of Registration Statement No. 333-128413 to 4:00 p.m., Eastern Standard Time, February 9, 2006, or as soon thereafter as practicable.

         The registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                         Very truly yours,

                                         THE NATIONAL COLLEGIATE FUNDING LLC



                                         By:      /S/ STEPHEN ANBINDER
                                            ------------------------------------
                                              Name:   Stephen Anbinder
                                              Title:  President